NEWS RELEASE

North American Palladium Announces Senior Management Change

Toronto, Ontario, December 13, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) announced today that Mr. Jeffrey Swinoga has resigned as Vice President Finance and Chief Financial Officer, effective January 4, 2013, to pursue a Chief Financial Officer position at another public company. The Company’s finance team has excellent depth and experience to oversee financial management until a new chief financial officer is named.

"Jeff has been a valued partner as CFO during his tenure and made many contributions to North American Palladium,” said Andre Douchane, NAP’s Chairman and Interim Chief Executive Officer. "The Board of Directors of the Company thanks him for his contributions and dedicated service, and wishes him well in his new pursuit.”

The Board of Director’s formal CEO search process is now well advanced and shortlisted highly qualified candidates are in the process of being interviewed. The Company will update shareholders when the successful candidate is named.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

www.nap.com